S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com TEL: (604) 870-9920 FAX: (604) 870-9930	WEB SITE: www.samex.com TRADING SYMBOLS: SXG - TSX VENTURE SMXMF - NASD OTC:BB

NEWS RELEASE - No. 7-06

          May 1, 2006

PRESIDENT’S LETTER TO SHAREHOLDERS, 2005 ANNUAL REPORT, ANNUAL GENERAL MEETING

To Our Shareholders,

Last year we asked you for patience as we advanced the detailed geology at Los Zorros and I’m glad we did.  The high-grade gold mineralization encountered within the NORA area is unfolding as a very exciting exploration target that may prove to be hugely rewarding for all of us shareholders.

We have also begun the early geologic evaluations (trenching/sampling etc) within Exploration Area IV and we’re encountering favorable indications that similar high-grade targets may exist beneath this large target area as well.  Our thinking at this point is that we may be in the early stages of discovering a new gold deposit type for Chile that could produce a district of high-grade gold deposits within the Los Zorros project.

It is still very early stage at Los Zorros and much more work has to be done but we are pleased to own 100% of such an excellent opportunity at a time when investors are beginning to comprehend, as we have long believed, that gold and silver are precious and have been substantially undervalued.  In support of our strong convictions concerning the precious metals, we co-hosted and sponsored the successful GATA GoldRush 21 conference where the economic foundation of gold and silver as honest money and true liberty were emphasized.

Another exciting and unexpected opportunity that came upon us this past year was the “INCA” project.   We were in the right place at the right time to react instinctively when it came to our attention that the world’s largest copper producer (Codelco) had made a new discovery in an area close to where we have been discretely accumulating silver prospects.

We quickly determined that the area of small copper mines, adjacent to the discovery, comprises a coherent copper-porphyry-type mineralized system hosting a cluster of high quality exploration targets.  From there, our Chilean operations and legal staff went to work to identify the possibility of acquiring a meaningful land position.  After months of persistent team effort, we have successfully secured a very strategic land position overlying tremendously prospective copper/gold/molybdenum geology, next to an exciting new discovery.

To wrap things up, I believe we are “poised for discovery” on not just one prospect, but three!  Los Zorros for high-grade gold, INCA for copper/gold/molybdenum and Eskapa for high-grade silver/copper and gold (no we have not forgotten about Eskapa).  The patient and consistent advancement of these properties has positioned us fortuitously at a time when the metals-markets are coming alive with investor interest and support that should handsomely reward those who deliver economic discoveries.  Over the next eighteen months I expect we will not disappoint our shareholders but will most likely surprise them!

Thank you for your continued support.

“Jeffrey P. Dahl”, President

The Annual General Meeting of SAMEX Mining Corp. will be held in the Crown A Room, Best Western Regency Inn & Conference Centre, 32110 Marshall Road, Abbotsford, British Columbia on Thursday, June 1, 2006 at 2:30 P.M.  In preparation, the meeting information circular along with the Company’s 2005 Annual Report and financial statements have been filed with regulatory agencies and are available for viewing at www.SEDAR.com.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.